INTERNATIONAL GAME TECHNOLOGY
                      PROFIT SHARING PLAN






           Financial Statements for the Years Ended
                  December 31, 1997 and 1996,
           Supplemental Schedules for the Year Ended
                      December 31, 1997,
               and Independent Auditors' Report

       INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

                        TABLE OF CONTENTS


                                                              Page

Independent Auditors' Report                                    1

Statements of Net Assets Available for Benefits                 2

Statements of Changes in Net Assets Available
 for Benefits                                                   3

Notes to Financial Statements                                   4

Item 27a - Supplemental Schedule of Assets Held
 for Investment Purposes                                        10

Item 27d - Supplemental Schedule of Reportable Transactions -
 Single Transactions in Excess of 5% of
 Plan Assets                                                    11

Item 27d - Supplemental Schedule of Reportable Transactions -
 Series of Transactions in Excess of 5% of
 Plan Assets                                                    12

INDEPENDENT AUDITORS' REPORT


International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



May 21, 1998

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996



ASSETS                                         1997           1996
  Money market and cash equivalents        $ 1,078,753    $   132,686
  Investments, at fair value                74,964,372     60,244,400
  Contributions receivable                     384,863        228,565
  Loans to participants                      3,594,474      3,112,384

NET ASSETS AVAILABLE FOR BENEFITS
                                           $80,022,462    $63,718,035


See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                   1997           1996
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net increase in fair value of investments  $12,105,169    $ 9,876,533
    Interest                                       483,870        481,116
    Dividends                                    1,039,111        986,629
                                                13,628,150     11,344,278
  Contributions:
    Employer                                     7,556,601      7,274,873
    Employee                                     3,156,595      2,929,604

      Total additions                           24,341,346     21,548,755

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants                  7,630,107      4,788,302
  Administrative expenses                          406,812        340,675

      Total deductions                           8,036,919      5,128,977

NET INCREASE                                    16,304,427     16,419,778

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                             63,718,035     47,298,257

  END OF YEAR                                  $80,022,462    $63,718,035


See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 and 1996


1. DESCRIPTION OF PLAN

   The IGT Profit Sharing Plan ("Plan") is sponsored by International Game Technology (the "Company") and consists of two programs: The Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and other provisions of the Internal Revenue Code.

   Profit Sharing Program - The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of International Game Technology. On June 1, 1993 the Plan was restated to offer additional investment options to participants as well as transfer the administration to a Third-Party Administrator. Refer to "Investment Options" below for further information of available investment funds.

   Company employees are eligible to participate in the Plan after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

   The Company may make an annual profit sharing contribution, as determined by the Company's Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionately based on annual eligible compensation. Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule.

   401(k) Program - Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, the Company again amended the Plan to lower the elective deferrals from 20% to 15%. An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year as a part-time employee. A participant may stop contributing to the Plan at any time upon adequate notice to the employer.

   On January 1, 1993, the Company began a 401(k) contribution matching program whereby the Company matches 100% of an employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual Company matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

   The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is by way of an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

   Participant Accounts - Each participant's account is credited with employee 401(k) and employer matching contributions, the allocations of the Company's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances. Additionally, participants' accounts are effected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

   Investment Options - The Company has selected seven investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

         Capital Market Group Government Money Fund
         Capital Market Group Intermediate Fixed Income Fund
         Capital Market Group Small Capitalization Growth Equity Fund Capital Market Group Large Capitalization Growth Equity Fund Capital Market Group Large Capitalization Value Equity Fund Capital Market Group International Equity Investment Fund Common Stock - International Game Technology

   Benefit Payments and Vesting - Participants are immediately vested in their pre-tax 401(k) contributions, Company 401(k) matching contributions, and rollover contributions from other qualified plans, plus earnings thereon. The vested portion of a participant's profit sharing account is based upon years of continuous service. A participant is 100% vested after seven consecutive years of service, per the following vesting table:

          Completed Years
         of Vesting Service         Vested Portion
                0                         0%
                1                        10%
                2                        20%
                3                        30%
                4                        45%
                5                        60%
                6                        80%
                7                       100%

   A participant earns a year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours.

   Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves the Company for any other reason, he or she is entitled to a distribution from the vested portion of his or her account.

   If a participant's vested account balance is $3,500 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a participant may take a partial lump-sum payment and defer the balance of his or her account as long as the remaining balance is at least $3,500.

   Hardship Withdrawals - The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by the Company's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.

   Plan Termination - In the event of Plan termination, participants will become 100% vested in their accounts. Although the Company has not expressed any intent to do so, International Game Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

   Loans - The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Payments are made by payroll deduction on a bi-weekly basis.

   Administrative Expenses - Plan administrative expenses totaling $406,812 and $340,675 in 1997 and 1996, respectively, were paid by the Plan. These include management fees and trustee fees. Consulting fees and recordkeeping fees are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The Plan is accounted for on the accrual basis of accounting.

   Cash and Cash Equivalents - Securities with maturities upon purchase of three months or less are considered cash equivalents. Such investments are stated at cost, which approximates market, and are deemed to be cash equivalents.

   Valuation of Investments - All investments of the Plan are valued at quoted market prices as of December 31, 1997 and 1996.

   Benefits Payable - As of December 31, 1997 and 1996, net assets available for benefits included $7,142,347 and $4,029,697 due to participants who have withdrawn from participation in the Plan, respectively.

3. INVESTMENTS

   All   investments  of  the  Plan  are  administered  by  an   investment
   management  agent.   The  following table presents  the  fair  value  of
   investments at quoted market prices at December 31:


                                                  1997            1996
Capital Market Group Government Money Fund     $10,217,797    $ 9,667,152
Capital Market Group Intermediate Fixed
  Income Fund                                    4,267,630      3,993,725
Capital Market Group Small Capitalization
  Growth Equity Fund                             9,016,787      7,706,054
Capital Market Group Large Capitalization
  Growth Equity Fund                            12,249,943      9,076,881
Capital Market Group Large Capitalization
  Value Equity Fund                             12,366,679      8,500,035
Capital Market Group International Equity
  Investment Fund                                1,447,938        836,810
Common stock - International Game Technology    18,642,782     13,970,977
U.S. Treasury Bills                              6,754,816      6,492,766

    Total investments                          $74,964,372    $60,244,400


4. FUND INFORMATION

   Changes in fair value of investments by fund, investment income, contributions, and benefits paid to participants are as follows for the years ended December 31, 1997 and 1996:


                                                   1997        1996
Increase (Decrease) in Fair Value
  of Investments:
  Capital Market Group Intermediate Fixed
   Income Fund                               $    51,069   $  (97,410)
  Capital Market Group Small Capitalization
   Growth Equity Fund                            936,655    1,156,324
  Capital Market Group Large Capitalization
   Growth Equity Fund                          2,897,027    1,452,790
  Capital Market Group Large Capitalization
   Value Equity Fund                           2,937,130    1,166,262
  Capital Market Group International Equity
   Investment Fund                                (6,793)      22,853
  Common Stock - International Game
   Technology                                  5,290,081    6,175,714
Total                                        $12,105,169   $9,876,533

Interest and Dividends:
  Capital Market Group Government Money
   Fund                                      $   525,204   $  467,789
  Capital Market Group Intermediate Fixed
   Income Fund                                   258,525      235,328
  Capital Market Group Large Capitalization
   Growth Equity Fund                             59,144       50,862
  Capital Market Group Large Capitalization
   Value Equity Fund                             102,426      225,870
  Capital Market Group International Equity
   Investment Fund                                26,445       10,097
  Common Stock - International Game
   Technology                                     93,109       98,004
  Loan Fund                                      296,223      235,158
  U.S. Treasury Bills                            161,905      144,637
Total                                        $ 1,522,981   $1,467,745

Employer Contributions:
  Capital Market Group Government Money
   Fund                                      $   130,932   $  121,226
  Capital Market Group Intermediate Fixed
   Income Fund                                    69,710       76,746
  Capital Market Group Small Capitalization
   Growth Equity Fund                            155,458      148,198
  Capital Market Group Large Capitalization
   Growth Equity Fund                            178,810      160,919
  Capital Market Group Large Capitalization
   Value Equity Fund                             162,517      150,555
  Capital Market Group International Equity
   Investment Fund                                36,185       30,818
  Common Stock - International Game
   Technology                                    205,003      219,857
  U.S. Treasury Bills                          6,617,986    6,366,554
Total                                        $ 7,556,601   $7,274,873


                                                 1997         1996
Participant Contributions:
  Capital Market Group Government Money
   Fund                                     $   473,711   $  399,692
  Capital Market Group Intermediate Fixed
   Income Fund                                  209,873      205,387
  Capital Market Group Small Capitalization
    Growth Equity Fund                          545,640      555,275
  Capital Market Group Large Capitalization
   Growth Equity Fund                           634,414      569,053
  Capital Market Group Large Capitalization
   Value Equity Fund                            588,132      501,981
  Capital Market Group International Equity
   Investment Fund                              146,798      131,003
  Common Stock - International Game
   Technology                                   558,027      567,213
Total                                       $ 3,156,595   $2,929,604

Benefits paid to participants:
  Capital Market Group Government Money
   Fund                                     $ 1,719,769   $1,428,501
  Capital Market Group Intermediate Fixed
   Income Fund                                  855,275      302,837
  Capital Market Group Small Capitalization
   Growth Equity Fund                         1,106,511      695,560
  Capital Market Group Large Capitalization
   Growth Equity Fund                         1,011,933      666,628
  Capital Market Group Large Capitalization
   Value Equity Fund                            954,646      706,189
  Capital Market Group International Equity
   Investment Fund                              131,835       72,312
  Common Stock - International Game
   Technology                                 1,472,428      754,164
  Loan Fund                                     377,710      162,111
Total                                       $ 7,630,107   $4,788,302


5. FEDERAL INCOME TAXES

   The Plan has received a determination letter dated November 30, 1995 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
  INVESTMENT PURPOSES
DECEMBER 31, 1997


(b)                                        (c)                  (d)         (e)

                               Maturity  Interest                        Current
Description                      Date      Rate    Units        Cost      Value
Capital Market Group
   Government Money Fund                         10,217,797  $10,217,797  $10,217,797
Capital Market Group
   Intermediate Fixed Income
   Fund                                             524,924   4,242,065     4,267,630
Capital Market Group Small
   Capitalization Growth
   Equity Fund                                      532,907   8,400,999     9,016,787
Capital Market Group Large
   Capitalization Growth
   Equity Fund                                      720,585   9,467,964    12,249,943
Capital Market Group Large
   Capitalization Value
   Equity Fund                                      931,226  10,754,850    12,366,679
Capital Market Group
   International Equity
   Investment Fund                                  145,084   1,516,061     1,447,938
Common Stock - International
   Game Technology                                  738,328  12,091,809    18,642,782
U.S. Treasury Bills                               6,773,000   6,750,559     6,754,816

  Total investments                                         $63,442,104   $74,964,372


Notes on Columns (a) through (e):
  (a) Omitted from the Department of Labor format because the answer is none.
  (b) General description of investments.
  (c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments.
  (d) Purchase price of investment.
  (e) Fair market value of investments.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997


       (a)                           (b)                       (c)          (d)         (g)        (h)          (i)

   Identity of                   Description                 Purchase     Selling     Cost of    Value of       Net
  Party Involved               of Transaction                 Price        Price       Asset   Transaction   Gain/Loss
Smith Barney Shearson   Redemption of U.S. Treasury bills $        -   $3,393,000  $3,393,000  $3,393,000     $     -
Smith Barney Shearson   Purchase of U.S. Treasury bills    3,410,000            -           -           -           -
Smith Barney Shearson   Redemption of U.S. Treasury bills          -    3,410,000   3,410,000   3,410,000           -
Smith Barney Shearson   Redemption of U.S. Treasury bills          -    6,518,000   6,518,000   6,518,000           -
Smith Barney Shearson   Purchase of U.S. Treasury bills    6,540,000            -           -           -           -
Smith Barney Shearson   Redemption of U.S. Treasury bills          -    6,540,000   6,540,000   6,540,000           -
Smith Barney Shearson   Purchase of U.S. Treasury bills    3,878,000            -           -           -           -
Smith Barney Shearson   Redemption of U.S. Treasury bills          -    3,878,000   3,878,000   3,878,000           -
Smith Barney Shearson   Purchase of U.S. Treasury bills    3,887,000            -           -           -           -
Smith Barney Shearson   Redemption of U.S. Treasury bills          -    3,887,000   3,887,000   3,887,000           -
Smith Barney Shearson   Purchase of U.S. Treasury bills    6,773,000            -           -           -           -
Smith Barney Shearson   Purchase of Reserve Deposit
                         Account                           6,541,485            -           -           -           -
Smith Barney Shearson   Redemption of Reserve Deposit
                         Account                                   -    5,636,492    5,636,492   5,636,492          -


Notes to columns (c) through (i)
(c)  Purchase price of investments bought during the year.
(d) Proceeds received from redemption of investments maturing or sold during the year.
(e) and (f) Omitted from the Department of Labor format because the answer in none.
(g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
(h) Market value at the date of maturity or sale for each investment shown in column (d).
(i)  Difference between columns (d) and (g).

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997


     (a)                          (b)                    (c)           (d)          (g)          (h)           (i)
  Identity of                  Description             Purchase      Selling      Cost of      Value of        Net
 Party Involved               of Transaction             Price        Price        Asset     Transaction    Gain/Loss
Smith Barney Shearson  Purchase of Gov't Money Invts  $ 6,878,877  $         -  $         -  $         -    $      -
Smith Barney Shearson  Redemption of Gov't Money Invts          -    6,328,233    6,328,233    6,328,233           -
Smith Barney Shearson  Purchase of Lg Cap Value Eqty    5,730,343            -            -            -           -
Smith Barney Shearson  Purchase of Lg Cap Grw Invst     5,068,013            -            -            -           -
Smith Barney Shearson  Redemption of Lg Cap Grw Invst           -    3,905,687    2,914,494    3,905,687     991,193
Smith Barney Shearson  Purchase of Sm Cap Grw Invst     4,209,071            -            -            -           -
Smith Barney Shearson  Redemption of Sm Cap Grw Invst           -    3,269,037    2,994,337    3,269,037     274,700
Smith Barney Shearson  Purchase of IGT Common Stock     3,867,890            -            -            -           -
Smith Barney Shearson  Redemption of IGT Common Stock           -    4,320,528    3,658,486    4,320,528     662,042
Smith Barney Shearson  Purchase of Reserve Deposit Act 17,767,857            -            -            -           -
Smith Barney Shearson  Redemption of Reserve Deposit
                       Act                                      -   17,437,440   17,437,440   17,437,440           -
Smith Barney Shearson  Purchase of US Treasury Bills   29,914,000            -            -            -           -
Smith Barney Shearson  Redemption of US Treasury Bills          -   29,659,000   29,659,000   29,659,000           -


Notes to columns (c) through (i)
(c)  Purchase price of investments bought during the year.
(d) Proceeds received from redemption of investments maturing or sold during the year.
(e) and (f) Omitted from the Department of Labor format because the answer is none.
(g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
(h) Market value at the date of maturity or sale for each investment shown in column (d).
(i)  Difference between columns (d) and (g).